April 14, 2020

Ms. Deborah O’Neal Johnson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Post-Effective Amendment filed on behalf of Cognios Large Cap Value Fund and Cognios Market Neutral Large Cap Fund (the “Funds”), each a series of M3Sixty Funds Trust (the “Trust”) (File Nos. 333-206491 and 811-23089)

Dear Ms. O’Neal Johnson:

This letter provides the Trust’s responses to the comments you provided on Monday, April 6, 2020, as it relates to the post-effective amendment to the Trust’s registration statement, which was filed on behalf of the Funds on Tuesday, February 18, 2020. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

General

1.	Comment: For the Principal Risks section, please consider whether the Funds need to provide any disclosures relating to COVID-19. If not, please explain in this response letter why such disclosure is not needed.

Response: The Trust added risk disclosure to the statutory prospectus. While the market turmoil caused by COVID-19 has severely impacted the Fund’s investments, the Trust does not view this risk as an ongoing, principal risk. Rather, it is a unique, health-care related risk that is not unique to the Fund or its investments.

Summary Prospectus

2.	Comment: Regarding the expense limitation agreement disclosed in footnote 1 to the fee table for each Fund, we note that the disclosures states that the recoupment period begins at the end of the fiscal year in which the waiver or reimbursement occurs. Consistent with the Funds’ proxy statement and expense limitation agreement, please update the disclosure to state the that recoupment period begins on the date when the waiver or reimbursement occurs, not the fiscal year end.

Response: The Trust has updated the disclosure.

3.	Comment: For both Funds, please update the expense example table from the effective date of the post-effective amendment.

Response: The Trust has updated the example.

4.	Comment: For the Performance section of both Funds, please consider whether you need disclosure regarding the change in the adviser and if such a change will have an impact on the Funds’ performance.

Response: The Trust has updated the disclosure to note the transaction.

Statutory Prospectus

5.	Comment: For the Prior Performance section, because the adviser and its portfolio managers have undergone a transaction to a new adviser firm, the Funds need to update the disclosure to include the requirements of the Bramwell Growth Fund no-action letter and not the Nicholas Applegate no-action letter. Specifically, the Funds should:
a.	Confirm that all substantially similar accounts were included in the composite performance;
b.	Confirm that the portfolio managers were the only persons primarily responsible for the entire performance;
c.	State whether the portfolio managers have the same degree of discretion at the new adviser or discuss any differences;
d.	Confirm that sales loads have been deducted; and
e.	Confirm in this response letter that the new investment adviser has the records to support the data, as required by Rule 204-2 under the Investment Advisers Act of 1940.

Response:           The Trust has updated the prior performance disclosure to comply with the requirements under the Bramwell Growth Fund no-action letter. The Trust confirms that the portfolio managers can comply with the Bramwell no-action letter.

Please contact me at (509) 279-8202 if you have any questions or comments on the responses contained in this letter.

Sincerely,

/s/ Bo James Howell
Bo J. Howell
Partner
Practus LLP